UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: May 27, 2020

Commission File No. 001-38651

Navios Maritime Containers L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Navios Maritime Containers L.P.

FORM 6-K

Page
Operating and Financial Review and Prospects	3
Financial Statements Index	F-1

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2020 and 2019 of Navios Maritime Containers L.P. (referred to herein as “we”, “us”, “Company” or “Navios Containers”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Containers’ 2019 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2020.

This Report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Containers’ 2020 cash flow generation, future contracted revenues, the ability or intent to declare or make any distributions going forward, opportunities to reinvest cash as part of a fleet renewal program, potential capital gains, the ability to take advantage of dislocation in the market and Navios Containers’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Containers at the time these statements were made. Although Navios Containers believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Containers. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, uncertainty relating to global trade, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the container shipping sector in general and the demand for our containerships in particular, fluctuations in charter rates for containerships, the aging of our fleet and resultant increases in operating costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Containers operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Containers’ filings with the U.S. Securities and Exchange Commission, including its reports on Form 20- F and reports on Form 6- K. Navios Containers expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Containers’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Containers makes no prediction or statement about the performance of its common units.

Recent Developments

Listing Developments

On April 22, 2020, Navios Containers received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq”) that it was not in compliance with the Nasdaq’s continued listing standards because the minimum bid price per common unit was less than $1.00 over a consecutive 30 trading-day period. Pursuant to the Nasdaq’s rules, Navios Containers has a six-month cure period following receipt of the notice to bring its bid price per unit above $1.00. Given the extraordinary market conditions, Nasdaq has determined to toll the compliance periods for the bid price requirements through June 30, 2020. As a result, the compliance periods for the bid price will be reinstated on July 1, 2020. Navios Containers has until December 28, 2020 to regain compliance with Nasdaq’s rules. Navios Containers currently intends to cure this deficiency within the prescribed timeframe. During this time, the Company’s common units will continue to be listed and to trade on the Nasdaq. The Nasdaq’s notification does not affect the Company’s SEC reporting requirements.

Overview

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Maritime Holdings Inc. (“Navios Holdings”), to take advantage of acquisition and chartering opportunities in the container shipping sector. We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters.

As of May 25, 2020, Navios Containers had a total of 34,603,100 common units outstanding. Navios Maritime Partners L.P. (“Navios Partners”) held 11,592,276 common units representing 33.5% of the equity and Navios Holdings held 1,263,276 common units representing 3.7% of the equity of Navios Containers. Navios Maritime Containers GP LLC, a Marshall Islands limited liability company, is our general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distributions by, Navios Containers.

Our Fleet

As of May 25, 2020, Navios Containers owned a fleet of 29 vessels, totaling 142,821 TEU and with an average age of 11.9 years which is below the current industry average of about 12.8 years as of the beginning of May 2020, according to industry data. Our fleet includes three 3,450 TEU containerships, 22 containerships between 4,250 TEU and 4,730 TEU and four containerships between 8,200 TEU and 10,000 TEU. As of May 25, 2020, we had contracts covering 51.0% and 8.2% of available days for the remainder of 2020 and for the full year 2021, respectively (excluding index-linked charters).

The following table provides summary information about our fleet as of May 25, 2020:

Owned Vessels	TEU	Built	Charter Expiration Date (1)	Charter-Out Rate (2)
Navios Summer (3)	3,450	2006	November 2020	$10,517
Navios Verano (3)	3,450	2006	May 2020	$8,455
Navios Spring (3)	3,450	2007		Spot
Navios Amaranth (3)	4,250	2007		Dry Dock
Navios Indigo (3)	4,250	2007	September 2020	$12,416
Navios Vermilion (3)	4,250	2007		Spot
Navios Verde (3)	4,250	2007	September 2020	$11,850
Navios Amarillo (3)	4,250	2007	June 2020	$9,500
Navios Azure (3)	4,250	2007		Spot
Navios Domino (3)	4,250	2008	December 2020	$7,720
Navios Delight (3)	4,250	2008	September 2020	$6,996
Navios Dedication (3)	4,250	2008	September 2020	$12,063
Navios Devotion (3)	4,250	2009		Spot
Navios Destiny (3)	4,250	2009	August 2020	$11,454
Navios Lapis	4,250	2009	May 2020	$11,152
			December 2020	Index	(6)
Navios Tempo	4,250	2009	July 2020	$9,446
			July 2021	Index	(6)
Navios Dorado	4,250	2010	January 2021	$13,776
Navios Felicitas	4,360	2010		Spot
Bahamas	4,360	2010		Spot
Bermuda	4,360	2010	September 2020	$12,359
Navios Miami	4,563	2009	June 2020	$12,541
Navios Magnolia (ex APL Oakland)	4,730	2008	July 2020	$7,900
Navios Jasmine (ex APL Los Angeles)	4,730	2008	November 2020	$8,347
APL Denver	4,730	2008	December 2020	$8,239
APL Atlanta	4,730	2008	June 2020	$27,156
			August 2020	$9,525
Navios Utmost (4)	8,204	2006		Spot
Navios Unite (4)	8,204	2006	April 2021	$23,160
Navios Unison (5)	10,000	2010	May 2021	$26,325
			May 2024	$27,300
Navios Constellation (5)	10,000	2011	November 2020	$26,325
			May 2024	$27,300

(1)	Charter expiration dates shown reflect expected redelivery dates.
(2)	Daily charter-out rate, net of commissions where applicable.
(3)	The vessel is subject to a sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd, for a period of up to five years, at which time we have an obligation to purchase the vessel.
(4)

The vessel is subject to a sale and leaseback transaction with Bank of Communications Financial Leasing Co., Ltd, for a period of up to five years, at which time we have an obligation to purchase the vessel.

(5)

The vessel is subject to a sale and leaseback transaction Bank of Communications Financial Leasing Co., Ltd, for a period of up to seven years, at which time we have an obligation to purchase the vessel.

(6)	The market rate will be calculated according to the Container Ship Time Charter Assessment Index (ConTex) as published for a 4,250 TEU vessel for a 12 month period.

Our Charters

We provide seaborne shipping services under short-term, medium-term and long-term time charters with customers that we believe are creditworthy. For the three month period ended March 31, 2020, three customers, NOL Liner PTE Ltd, Hapag-Lloyd AG and CMA CGM represented 24.3%, 20.5% and 11.8% of our total revenues, respectively. For the year ended December 31, 2019, two customers, NOL Liner PTE Ltd and Hapag-Lloyd AG, represented 30.8% and 17.9% of our total revenues, respectively. No other customer accounted for 10% or more of total revenues for the periods presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels;

•	the aggregate level of supply and demand in the container shipping industry; and

•	the recent global outbreak of novel coronavirus (COVID-19) or other epidemics or pandemics.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to employ our vessels on short-term, medium-term and long-term time charters. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2019 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•

a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2019 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the three month periods ended March 31, 2020 and 2019 of Navios Containers presented discussed below include the following entities:

Company Name	Nature	Effective Ownership Interest	Country of Incorporation	Statements of Operations
				2020	2019
Navios Maritime Containers L.P.	Holding Company	—	Marshall Is.	01/01—03/31	01/01—03/31
Navios Partners Containers Finance Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Navios Partners Containers Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Olympia II Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Pingel Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Ebba Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Clan Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Sui An Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Bertyl Ventures Co.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Silvanus Marine Company	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Anthimar Marine Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Enplo Shipping Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Morven Chartering Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Rodman Maritime Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Isolde Shipping Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Velour Management Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Evian Shiptrade Ltd.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Boheme Navigation Company	Sub—Holding Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Theros Ventures Limited	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Legato Shipholding Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Inastros Maritime Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Zoner Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Jasmer Shipholding Ltd.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Thetida Marine Co.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Jaspero Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Peran Maritime Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Nefeli Navigation S.A.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Fairy Shipping Corporation	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Limestone Shipping Corporation	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Crayon Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Chernava Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Proteus Shiptrade S.A	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Vythos Marine Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Iliada Shipping S.A.	Operating Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Vinetree Marine Company	Operating Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Afros Maritime Inc.	Operating Company	100%	Marshall Is.	01/01—03/31	01/01—03/31

(1)	Currently, vessel-operating company under the sale and leaseback transactions.

The accompanying interim condensed consolidated financial statements of Navios Containers are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, of Navios Containers’ condensed consolidated financial position as of March 31, 2020 and the condensed consolidated results of operations for the three month periods ended March 31, 2020 and 2019. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Containers’ Annual Report on Form 20-F for the year ended December 31, 2019.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Containers’ fleet performance for the three month periods ended March 31, 2020 and 2019.

	Three month period ended March 31,
	2020 (unaudited)	2019 (unaudited)
FLEET DATA
Available days (1)	2,639	2,471
Operating days (2)	2,628	2,463
Fleet utilization (3)	99.6%	99.7%
Time Charter Equivalent (“TCE”) per day (4)	$14,271	$12,217
Vessels operating at period end	29	28

(1)

Available days: Available days for the fleet are total calendar days the vessels were in Navios Containers’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs or repairs under guarantee, vessel upgrades, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)

Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization: Fleet utilization is the percentage of time that Navios Containers’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	TCE rate: TCE per day is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2020 and 2019.

	Three Month Period Ended March 31, 2020 ($ ‘000) (unaudited)	Three Month Period Ended March 31, 2019 ($ ‘000) (unaudited)
Revenue	$40,261	$31,832
Time charter and voyage expenses	(2,601)	(1,647)
Direct vessel expenses	(1,199)	(788)
Management fees (entirely through related parties transactions)	(17,192)	(15,723)
General and administrative expenses	(2,543)	(2,494)
Depreciation and amortization	(7,058)	(7,109)
Interest expense and finance cost, net	(4,564)	(4,098)
Other (expense)/income, net	(95)	80

Net income	$5,009	$53

Period over Period Comparisons

For the Three Month Period ended March 31, 2020 compared to the Three Month Period ended March 31, 2019

Revenue: Revenue for the three month period ended March 31, 2020 was $40.3 million, as compared to $31.8 million for the same period in 2019. The $8.5 million increase was mainly due to the increase in the number of available days from 2,471 for the three month period ended March 31, 2019 to 2,639 for the three month period ended March 31, 2020. TCE per day increased from $12,217 for the three month period ended March 31, 2019 to $14,271 for the same period during 2020.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended March 31, 2020 increased by $1.0 million, to $2.6 million, as compared to $1.6 million for the three month period ended March 31, 2019. The increase was attributable to a: (i) $0.5 million increase in bunkers expenses; (ii) $0.3 million increase in other voyage expenses; and (iii) $0.2 million increase in brokers’ commissions.

Direct vessel expenses: Direct vessel expenses for the three month periods ended March 31, 2020 and March 31, 2019 amounted to $1.2 million and $0.8 million, respectively. The increase in direct vessel expenses of $0.4 million was attributable to the increase in amortization of drydock and special survey costs of certain vessels in our fleet.

Management fees (entirely through related parties transactions): Management fees for the three month periods ended March 31, 2020 and March 31, 2019 were $17.2 million and $15.7 million, respectively. The $1.5 million increase was attributable to the increase in the number of operating vessels in the first quarter of 2020 and the increase in the fee for the ship management services, as per Management Agreement (as defined herein).

General and administrative expenses: General and administrative expenses for each of the three month periods ended March 31, 2020 and 2019 amounted to $2.5 million. Expense charged by the Manager (as defined herein) increased by $0.1 million mainly due to the growth in our fleet, offset by a $0.1 million decrease in legal, professional fees and other general and administrative expenses.

Depreciation and amortization: Depreciation and amortization for each of the three month periods ended March 31, 2020 and 2019, was $7.1 million. Amortization of the intangible assets decreased by $0.5 million, due to the expiration of one charter-out contract between the two periods, offset by $0.5 million increase in vessel depreciation due to the increased number of vessels in Navios Containers’ fleet.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month periods ended March 31, 2020 and 2019 amounted to $4.6 million and $4.1 million, respectively. The increase of $0.5 million was attributable to $0.7 million increase in the amortization of the deferred finance fees, mainly due to the write-off of deferred finance fees of two facilities that were refinanced during the first quarter of 2020, partially mitigated by a $0.2 million decrease in interest expense due to the decrease of the weighted average interest rate from 5.92% for the three month period ended March 31, 2019 to 5.22% for the three month period ended March 31, 2020.

Other (expense)/income, net: Other expense, net for the three month period ended March 31, 2020 amounted to $0.1 million relating to miscellaneous expenses. Other income, net for the three month period ended March 31, 2019 amounted to $0.1 million.

Net income: Net income for the three month period ended March 31, 2020 was $5.0 million, as compared to $0.1 million for the three month period ended March 31, 2019. The $4.9 million increase in net income was due to the factors discussed above.

Liquidity and Capital Resources

Navios Containers primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under its credit facilities and debt service, while our long-term liquidity needs primarily relate to capital expenditures, relating to vessel acquisitions, maintenance capital expenditures (relating primarily to drydocking expenditures) and debt repayment.

Navios Containers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations and borrowings. On March 31, 2020, Navios Containers’ current assets totaled $38.1 million, while current liabilities totaled $42.2 million, resulting in a negative working capital position of $4.1 million. As of March 31, 2020 Navios Containers’ current liabilities included $32.6 million, related to installments due under its credit facilities and the financial liabilities under the sale and leaseback transactions. Navios Containers’ cash forecast, indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business through twelve months commencing from May 27, 2020. Navios Containers expects to be in a position to meet its loan obligations in part through its contracted revenue of $123.6 million as of May 25, 2020. Generally, Navios Containers’ long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities Navios Containers may pursue under its Omnibus Agreement (as defined herein). Navios Containers cannot assure you that it will be able to obtain additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Containers maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Containers also minimize exposure to credit risk by dealing with a diversified group of major financial institutions.

Borrowings

Navios Containers’ long-term borrowings are reflected in our balance sheet as “Long-term debt, net of current portion and net of deferred finance costs,” “Long-term financial liabilities, net of current portion and net of deferred finance costs”, “Current portion of long-term debt, net of deferred finance costs” and “Financial liabilities short term, net of deferred finance costs”. As of March 31, 2020 and December 31, 2019, total borrowings, net of deferred finance costs amounted to $256.7 million and $245.7 million, respectively. The current portion of long-term debt, net of deferred finance costs amounted to $10.6 million and $38.5 million as of March 31, 2020 and December 31, 2019, respectively. Long-term financial liabilities, net of current portion and net of deferred finance costs amounted to $172.0 million and $69.9 million as of March 31, 2020 and December 31, 2019, respectively, and the short-term financial liabilities, net of deferred finance costs as of the same date was $22.0 million and $8.2 million, respectively.

Secured credit facilities: As of March 31, 2020, the Company had secured credit facilities with various banks with a total outstanding balance of $65.1 million. The purpose of the facilities was to finance the acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.00% to 3.50% per annum. The facilities are repayable in quarterly installments, followed by balloon payments with maturities, ranging from December 2022 to June 2024. See also the maturity table included below.

Sellers’ Credit: In January 2019, the Company entered into a sellers’ credit agreement (the “Sellers’ Credit”) in connection with the acquisition of two 10,000 TEU containerships, for an amount of up to $20.0 million at a rate of 5% per annum, divided in two tranches of $15.0 million and $5.0 million. On April 23, 2019, following the acquisition of one 2011-built 10,000 TEU containership, the Company drew $15.0 million, net of discount of $0.2 million. In July 2019, following the conversion of the purchase obligation of the second 2011-built 10,000 TEU containership into an option, the second tranche expired. The Sellers’ Credit was repaid in full, in January 2020.

Financial liabilities: On May 25, 2018, the Company entered into a $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd to refinance the outstanding balance of the existing facilities of 18 containerships. The Company has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, the Company completed the sale and leaseback of the first six vessels for $37.5 million. On July 27, 2018 and on August 29, 2018, the Company completed the sale and leaseback of four additional vessels for $26.0 million. On November 9, 2018, the Company completed the sale and leaseback of four additional vessels for $26.7 million. The Company did not proceed with the sale and leaseback transaction of the four remaining vessels. The Company is obligated to make 60 monthly payments in respect of all 14 vessels. The Company also has an obligation to purchase the vessels at the end of the fifth year for $45.1 million. As of March 31, 2020, the outstanding balance under this sale and leaseback transaction was $77.3 million.

On March 11, 2020, the Company completed a $119.1 million sale and leaseback transaction with Bank of Communications Financial Leasing Co., Ltd, Limited to refinance the outstanding balance of the existing facilities of the Navios Unison, the Navios Constellation, the Navios Unite and the Navios Utmost. The Company has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. The Company drew the entire amount on March 13, 2020, net of discount of $1.2 million. The sale and leaseback agreement: (i) is repayable in 28 quarterly installments, matures in March 2027 and bears interest at LIBOR plus 310 bps per annum for the Navios Unison and the Navios Constellation; and (ii) is repayable in 20 quarterly installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the Navios Unite and the Navios Utmost. The Company also has an obligation at maturity to purchase: (i) the Navios Unison and the Navios Constellation for $25.5 million, in the aggregate; and (ii) the Navios Unite and the Navios Utmost for $18.0 million, in the aggregate. As of March 31, 2020, the outstanding balance under this sale and leaseback transaction was $119.1 million.

Amounts drawn under the facilities are secured by first priority mortgages on the Company’s vessels. The credit facilities and financial liabilities contain a number of restrictive covenants that limit Navios Containers and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the Company’s vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any units of its capital or declaring or paying any distributions; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and financial liabilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

The Company’s credit facilities and financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a value to loan ratio ranging from 111% to 135%; (ii) minimum free consolidated liquidity equal to at least the product of $0.5 million and the total number of vessels as defined in the Company’s credit facilities and financial liabilites; (iii) maintain a ratio of liabilities-to-assets (as defined in the Company’s credit facilities and financial liabilites) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $50.0 million. Among other events, it will be an event of default under the Company’s credit facilities and financial liabilities if the financial covenants are not complied with.

In addition, it is a requirement under the credit facilities and financial liabilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 20% of the Company.

As of March 31, 2020, the Company was in compliance with its covenants.

The annualized weighted average interest rates of the Company’s total borrowings were 5.22% and 5.92% for the three month periods ended March 31, 2020 and 2019, respectively.

For the three month periods ended March 31, 2020 and 2019, interest expense amounted to $3.3 million and $3.5 million, respectively, and is presented under the caption “Interest expense and finance cost, net” in the condensed consolidated statements of income.

The maturity table below reflects the principal payments for the next five years of all borrowings of Navios Containers outstanding as of March 31, 2020 based on the repayment schedules of the respective secured credit facilities and financial liabilities (as described above).

Payment due by 12 month period ending	Amount in millions of U.S. dollars
March 31, 2021	$34.0
March 31, 2022	34.2
March 31, 2023	41.2
March 31, 2024	66.7
March 31, 2025 and thereafter	85.3

Total	$261.4

Cash flows for the three month period ended March 31, 2020 compared to the three month period ended March 31, 2019:

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Containers for the three month periods ended March 31, 2020 and 2019.

	Three Month Period Ended March 31, 2020 ($ ‘000) (Unaudited)	Three Month Period Ended March 31, 2019 ($ ‘000) (Unaudited)
Net cash used in operating activities	$(6,995)	$(37)
Net cash used in investing activities	(191)	(1,755)
Net cash provided by/(used in) financing activities	9,700	(2,499)

Net increase/(decrease) in cash, cash equivalents and restricted cash	$2,514	$(4,291)
Cash and cash equivalents and restricted cash, beginning of period	18,109	18,892

Cash and cash equivalents and restricted cash, end of period	$20,623	$14,601

Cash used in operating activities for the three month period ended March 31, 2020 as compared to the used in operating activities for the three month period ended March 31, 2019:

Net cash used in operating activities decreased by $7.0 million to $7.0 million outflow for the three month period ended March 31, 2020, as compared to below $0.1 million outflow for the three month period ended March 31, 2019. In determining net cash used in operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

Net income increased by $4.9 million to $5.0 million for the three month period ended March 31, 2020, from $0.1 million for the same period in 2019. For the three month period ended March 31, 2020, the aggregate adjustment to reconcile net income to net cash used in operating activities was a $9.6 million positive adjustment, which consisted of the following: $7.1 million of depreciation and amortization, $1.3 million of amortization and write-off of deferred financing costs and $1.2 million of amortization of deferred drydock and special survey costs.

The net cash outflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $23.1 million for the three month period ended March 31, 2020 resulted from a $15.7 million decrease in due to related parties, current, $2.8 million increase in due from related parties, current, $2.5 million increase in accounts receivable, $1.0 million payment for drydock and special survey costs, $0.8 million increase in inventories, $0.2 million increase in balance due from related parties, non-current and $0.1 million increase in other long-term assets. These were partially offset by $0.7 million increase in accounts payables, $0.5 million increase in deferred income and cash received in advance, $0.2 million increase in accrued expenses and $0.1 million decrease in other current assets.

For the three month period ended March 31, 2019, the aggregate adjustment to reconcile net income to net cash (used in)/provided by operating activities was an $8.5 million positive adjustment, which consisted of the following adjustments: $7.1 million of depreciation and amortization, $0.8 million of amortization of deferred drydock and special survey costs and $0.6 million of amortization and write-off of deferred financing costs.

The net cash outflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $8.6 million for the three month period ended March 31, 2019 resulted from a $3.3 million decrease in the balance due to related parties, a $2.7 million payment for drydock and special survey costs, a $1.6 million decrease in deferred income and cash received in advance, a $0.9 million decrease in accrued expenses, a $0.5 million increase in inventories, a $0.4 million increase in prepaid expenses and a $0.1 million increase in other current assets. These were partially offset by a $0.5 million increase in accounts payable and a $0.4 million decrease in accounts receivable.

Cash used in investing activities for the three month period ended March 31, 2020 as compared to the cash used in investing activities for the three month period ended March 31, 2019.

Net cash used in investing activities decreased by $1.6 million to $0.2 million outflow for the three month period ended March 31, 2020, as compared to $1.8 million outflow for the same period in 2019.

Cash used in investing activities for the three months ended March 31, 2020 was the result of $0.2 million in payments relating to the capitalized expenses related to regulatory requirements, including ballast water treatment system, of our fleet.

Cash used in investing activities for the three months ended March 31, 2019 was the result of $1.8 million in payments relating to capitalized expenses of our fleet.

Cash provided by financing activities for the three month period ended March 31, 2020 as compared to cash used in financing activities for the three month period ended March 31, 2019

Net cash provided by financing activities increased by $12.2 million to $9.7 million inflow for the three month period ended March 31, 2020, as compared to $2.5 million outflow for the same period in 2019.

Cash provided by financing activities for the three month period ended March 31, 2020 was the result of: $119.1 million of proceeds from financial liabilities to refinance the outstanding balance of existing facilities of four containerships, partially offset by: (i) $106.9 million of payments performed in connection with our outstanding indebtedness; and (ii) $2.5 million of debt issuance costs.

Cash used in financing activities for the three month period ended March 31, 2019 was the result of: (i) $32.0 million of payments performed in connection with our outstanding indebtedness; and (ii) $0.7 million of debt issuance costs, partially mitigated by $30.2 million of new loan proceeds to refinance the existing credit facility of one containership.

Reconciliation of EBITDA from Net Cash Used in Operating Activities

Expressed in thousands of U.S. dollars	Three Month Period Ended March 31, 2020 (unaudited)	Three Month Period Ended March 31, 2019 (unaudited)
Net cash used in operating activities	$(6,995)	$(37)
Net increase in operating assets	6,482	607
Net decrease in operating liabilities	14,140	5,277
Net interest and finance cost	4,564	4,098
Amortization and write-off of deferred financing costs	(1,314)	(604)
Payments for dry dock and special survey costs	954	2,707

EBITDA (1)	$17,831	$12,048

Expressed in thousands of U.S. dollars	Three Month Period Ended March 31, 2020 (unaudited)	Three Month Period Ended March 31, 2019 (unaudited)
Net cash used in operating activities	$(6,995)	$(37)
Net cash used in investing activities	(191)	(1,755)
Net cash provided by/(used in) financing activities	9,700	(2,499)

(1)

EBITDA: EBITDA represents net income/(loss) attributable to Navios Containers’ common unitholders before interest and finance costs, before depreciation and amortization and before income taxes. Navios Containers uses EBITDA as a liquidity measure and reconciles EBITDA to net cash provided by/(used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest and finance cost; (iv) amortization and write-off of deferred financing costs; and (v) payments for drydock and special survey costs. Navios Containers believes that EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Containers’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay distributions. Navios Containers also believes that EBITDA is used: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Containers’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA should not be considered as a principal indicator of Navios Containers’ performance. Furthermore, Navios Containers’ calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three months ended March 31, 2020 increased by $5.8 million to $17.8 million as compared to $12.0 million for the same period in 2019. The increase in EBITDA was primarily due to a $8.5 million increase in revenue. This overall increase of $8.5 million was partially offset by a: (i) $1.5 million increase in management fees; (ii) $1.0 million increase in time charter and voyage expenses; and (iii) $0.2 million increase in other expense, net.

Capital Expenditures

Navios Containers finances its capital expenditures with cash flow from operations, equity raisings, long term bank borrowings and other debt raisings. Capital expenditures for the three month periods ended March 31, 2020 and 2019 amounted to $0.2 million and $1.8 million, respectively, and related to capitalized expenses related to regulatory requirements, including ballast water treatment system, of our fleet.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by us to Navios Shipmanagement Inc. (the “Manager”) under the Management Agreement (as defined herein). Pursuant to a management agreement, dated June 7, 2017, as amended on November 23, 2017, April 23, 2018, June 1, 2018 and August 28, 2019 (the “Management Agreement”), the Manager provides commercial and technical management services to our vessels. (See also “Related Party Transactions” and Note 9 included elsewhere in this Report).

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

On March 13, 2020, two purported holders of the Company’s common units commenced a lawsuit in the United States District Court for the Southern District of New York. The suit is captioned The Mangrove Partners Master Fund, Ltd. et al v. Navios Containers and is listed in the court’s system as Case No. 1:20-cv-02290-LJL. In the suit, the plaintiffs allege that the Company breached the Company’s limited partnership agreement and the Marshall Islands Limited Partnership Act, in each case based on an alleged refusal by the Company to provide to the plaintiffs certain non-public books and records of the Company. In the suit, the plaintiffs seek, among other things, an order from the court requiring the Company to furnish the requested books and records to the plaintiffs. The Company believes the plaintiffs’ position to be without merit and will vigorously defend itself.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of March 31, 2020:

	Payments due by period (unaudited)
	(in millions of U.S. dollars)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Loan obligations (1)	$11.3	$31.7	$22.0	$—	$65.0
Financial liabilities (2)	22.7	43.7	88.4	41.6	196.4

Total contractual obligations	$34.0	$75.4	$110.4	$41.6	$261.4

(1)

Represents principal payments on amounts drawn on our four credit facilities that bear interest at applicable fixed interest rates ranging from 3.00% to 3.50% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $3.1 million (less than 1 year), $4.3 million (1-3 years) and $1.2 million (3-5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of March 31, 2020, timing of scheduled payments and the term of the debt obligations.

(2)

Represents principal payments on amounts drawn under the financial liabilities and excludes interest payments of $8.9 million (less than 1 year), $14.6 million (1-3 years), $6.9 million (3-5 years) and $2.6 million (more than 5 years).

Related Party Transactions

Management fees: Pursuant to the Management Agreement, the Manager provides commercial and technical management services to the Company’s vessels. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. In August 2019, the Company extended the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Containers in the event the Management Agreement is terminated on or before December 31, 2024. The fee for the ship management services provided by the Manager for the period through December 31, 2019 and the two-year period commencing January 1, 2020 is: (a) $6,100 and $6,215, respectively, daily rate per Container vessel of 3,000 TEU up to 4,999 TEU; (b) $7,400 and $7,780, respectively, daily rate per Container vessel of 8,000 TEU up to 9,999 TEU; (c) $7,400 and $8,270, respectively, daily rate per Container vessel of 10,000 TEU up to 11,999 TEU; and (d) commencing January 1, 2020, $50 per vessel daily rate for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed. This fixed daily fee covers all of the vessels operating expenses, other than certain extraordinary fees and costs, as defined in Management Agreement. For the three month periods ended March 31, 2020 and 2019 certain extraordinary fees and costs related to regulatory requirements, under Company’s Management Agreement amounted to $0.2 million and $1.5 million, respectively, and are presented under the caption “Acquisition of/additions to vessels” in the condensed consolidated statements of cash flows. Drydocking and special survey are paid to the Manager at cost. Total management fees for the three month periods ended March 31, 2020 and 2019 under the respective agreement amounted to $17.2 million and $15.7 million, respectively, and are presented under the caption “Management fees (entirely through related parties transactions)” in the condensed consolidated statements of income.

General & administrative expenses: Pursuant to the administrative services agreement, dated June 7, 2017, as amended on August 28, 2019 (the “Administrative Agreement”), the Manager also provides administrative services to Navios Containers, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. In August 2019, the Company extended the duration of the Administrative Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. The amendment dated August 28, 2019 also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by the Company in the event the Administrative Agreement is terminated on or before December 31, 2024. Total general and administrative fees charged by the Manager for the three month periods ended March 31, 2020 and 2019 amounted to $2.0 million and $1.9 million, respectively, and are presented under the caption “General and administrative expenses” in the condensed consolidated statements of income.

Balance due from/to related parties: Balance due from related parties as of March 31, 2020 amounted to $2.8 million (Balance due to related parties as of December 31, 2019: $16.6 million), and the long-term receivable amounted to $8.4 million (December 31, 2019: $8.2 million). The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as management fees, in accordance with the Management Agreement.

Omnibus Agreement: On June 7, 2017, the Company entered into an omnibus agreement with Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Holdings and Navios Partners pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future (the “Omnibus Agreement”). The Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with the Company under specified circumstances.

General partner: In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interests in Navios Containers to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with the Company’s Chairman and Chief Executive Officer, Angeliki Frangou.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollars denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

All of the Company’s credit facilities bear interest at a rate based on a premium over U.S. LIBOR (“Floating-Rate Credit Facilities”) except for one of its financial liabilities. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. As of March 31, 2020, the outstanding amount of the Company’s Floating-Rate Credit Facilities was $184.1 million. A 1% increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2020 by $0.4 million (See also “Borrowings”).

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history (See also “Our Charters”).

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 18, 2020.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except for unit data)

	Notes	March 31, 2020 (unaudited)	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	3,7	$20,623	$16,685
Restricted cash	3,7	—	1,424
Accounts receivable, net		4,821	2,287
Inventories		5,284	4,457
Other current assets		4,475	4,525
Balance due from related parties, current	9	2,837	—
Prepaid expenses		59	72

Total current assets		38,099	29,450

Non-current assets
Vessels, net	4	392,338	395,621
Intangible assets	5	1,801	6,288
Deferred drydock and special survey costs, net		19,276	19,522
Balance due from related parties, non-current	7,9	8,436	8,195
Other long-term assets		1,331	1,226

Total non-current assets		423,182	430,852

Total assets		$461,281	$460,302

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$3,131	$2,343
Accrued expenses		5,176	4,928
Deferred income and cash received in advance		1,312	807
Balance due to related parties, current	9	—	16,586
Financial liabilities short term, net of deferred finance costs	6,7	21,969	8,237
Current portion of long-term debt, net of deferred finance costs	6,7	10,596	38,496

Total current liabilities		42,184	71,397

Non-current liabilities
Long-term financial liabilities, net of current portion and net of deferred finance costs	6,7	172,020	69,863
Long-term debt, net of current portion and net of deferred finance costs	6,7	52,088	129,062

Total non-current liabilities		224,108	198,925

Total liabilities		266,292	270,322

Commitment and contingencies	8	—	—
Partners’ capital
Common unit holders — 34,603,100 common units issued and outstanding at March 31, 2020 and December 31, 2019	12	194,989	189,980

Total Partners’ capital		194,989	189,980

Total liabilities and Partners’ capital		$461,281	$460,302

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except for unit and per unit data)

	Notes	Three Month Period Ended March 31, 2020 (unaudited)	Three Month Period Ended March 31, 2019 (unaudited)
Revenue	10	$40,261	$31,832
Time charter and voyage expenses		(2,601)	(1,647)
Direct vessel expenses		(1,199)	(788)
Management fees (entirely through related parties transactions)	9	(17,192)	(15,723)
General and administrative expenses	9	(2,543)	(2,494)
Depreciation and amortization	4,5	(7,058)	(7,109)
Interest expense and finance cost, net	6	(4,564)	(4,098)
Other (expense)/income, net		(95)	80

Net income		$5,009	$53

Net earnings per common unit, basic and diluted	11	$0.14	$0.00

Weighted average number of common units, basic and diluted	11	34,603,100	34,603,100

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars—except for unit data)

	Note	Three Month Period Ended March 31, 2020 (unaudited)	Three Month Period Ended March 31, 2019 (unaudited)
OPERATING ACTIVITIES:
Net income		$5,009	$53
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,5	7,058	7,109
Amortization and write-off of deferred financing costs		1,314	604
Amortization of deferred drydock and special survey costs		1,200	788
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable		(2,534)	406
Increase in due from related companies, current		(2,837)	—
Increase in inventories		(827)	(503)
Decrease/(increase) in other current assets		50	(124)
Decrease/(increase) in prepaid expenses		13	(386)
Increase in balance due from related parties, non-current		(242)	—
Increase in other long-term assets		(105)	—
Increase in accounts payable		790	503
Increase/(decrease) in accrued expenses		248	(925)
Decrease in due to related companies, current		(15,683)	(3,258)
Increase/(decrease) in deferred income and cash received in advance		505	(1,597)
Payments for drydock and special survey costs		(954)	(2,707)

Net cash used in operating activities		$(6,995)	$(37)

INVESTING ACTIVITIES:
Acquisition of/additions to vessels	4,9	(191)	(1,755)

Net cash used in investing activities		$(191)	$(1,755)

FINANCING ACTIVITIES:
Proceeds from long-term debt and financial liabilities	6	119,060	30,150
Repayment of long-term debt and financial liabilities		(106,874)	(31,979)
Debt issuance costs		(2,486)	(670)

Net cash provided by/(used in) financing activities		$9,700	$(2,499)

Net increase/(decrease) in cash and cash equivalents and restricted cash		2,514	(4,291)

Cash and cash equivalents and restricted cash, beginning of period		18,109	18,892

Cash and cash equivalents and restricted cash, end of period		$20,623	$14,601

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net		$3,621	$3,417

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars—except for unit data)

	Common unit holders		Total Partners’ Capital
	Units	Amount
Balance, December 31, 2018	34,603,100	$182,473	$182,473
Net income	—	53	53

Balance, March 31, 2019 (unaudited)	34,603,100	$182,526	$182,526

Balance, December 31, 2019	34,603,100	$189,980	$189,980
Net income	—	5,009	5,009

Balance, March 31, 2020 (unaudited)	34,603,100	$194,989	$194,989

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Containers Inc. (“Navios Containers Inc.”) was incorporated on April 28, 2017 under the laws of the Republic of the Marshall Islands.

Conversion into Limited Partnership

On November 30, 2018, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. (“Navios Containers” or the “Company”). The Company is a growth vehicle dedicated to the container sector of the maritime industry.

The Company converted the issued common shares to common units at the conversion ratio of one common share of Navios Containers Inc. for each common unit of Navios Containers. In connection with the conversion, Navios Maritime Containers GP LLC, a Marshall Islands limited liability company, is the Company’s general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distributions by, the partnership. The condensed consolidated financial statements of the Company have been presented giving retroactive effect to the conversion described above, which was treated as a reorganization made within the context of the Company’s above-mentioned transactions.

As of March 31, 2020, Navios Containers had a total of 34,603,100 common units outstanding. Navios Maritime Partners L.P. (“Navios Partners”) held 11,592,276 common units representing 33.5% of the outstanding common units and Navios Maritime Holdings Inc. (“Navios Holdings”) held 1,263,276 common units representing 3.7% of the outstanding common units of Navios Containers.

The common units of the Company commenced trading on the Nasdaq Global Select Market on December 10, 2018 under the ticker symbol “NMCI”.

The operations of the Company are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Company’s consolidated financial positions, statement of changes in partner’s capital, statements of income and cash flows for the periods presented. The condensed balance sheet data as of December 31, 2019, was derived from audited financial statements, and as permitted by the requirements for interim financial statements, does not include information and disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete financial statements. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Containers’ Annual Report for the year ended December 31, 2019 filed on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”). Based on internal forecasts and projections that take into account reasonably possible changes in the Company’s trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars except unit and per unit data)

(b) Principles of Consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Containers, a Marshall Islands limited partnership, and its subsidiaries that are all 100% owned. All significant intercompany balances and transactions have been eliminated in the condensed consolidated financial statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Subsidiaries included in the consolidation:

Company Name	Nature	Effective Ownership Interest	Country of Incorporation	Statements of Operations
				2020	2019
Navios Maritime Containers L.P.	Holding Company	—	Marshall Is.	01/01—03/31	01/01—03/31
Navios Partners Containers Finance Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Navios Partners Containers Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Olympia II Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Pingel Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Ebba Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Clan Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Sui An Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Bertyl Ventures Co.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Silvanus Marine Company	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Anthimar Marine Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Enplo Shipping Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Morven Chartering Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Rodman Maritime Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Isolde Shipping Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Velour Management Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Evian Shiptrade Ltd.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Boheme Navigation Company	Sub—Holding Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Theros Ventures Limited	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Legato Shipholding Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Inastros Maritime Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Zoner Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Jasmer Shipholding Ltd.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Thetida Marine Co.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Jaspero Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Peran Maritime Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Nefeli Navigation S.A.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Fairy Shipping Corporation	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Limestone Shipping Corporation	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Crayon Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Chernava Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Proteus Shiptrade S.A	Vessel Owning Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Vythos Marine Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—03/31	01/01—03/31
Iliada Shipping S.A.	Operating Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Vinetree Marine Company	Operating Company	100%	Marshall Is.	01/01—03/31	01/01—03/31
Afros Maritime Inc.	Operating Company	100%	Marshall Is.	01/01—03/31	01/01—03/31

(1)	Currently, vessel-operating company under the sale and leaseback transactions.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars except unit and per unit data)

(c) Recent Accounting Pronouncements:

In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848)” which is intended to provide temporary optional expedients and exceptions to U.S. GAAP guidance on contracts, hedge accounting and other transactions affected by the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. This ASU is effective for all entities beginning on March 12, 2020 through December 31, 2022. The Company is currently assessing the impact that adopting this ASU will have on its disclosures to the consolidated financial statements.

In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Since there are no entities included in the Company’s consolidation under the VIE model or required to be assessed for consolidation under the VIE model, the adoption of this ASU did not have a material impact on its consolidated financial statements.

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 “Codification Improvements to topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”. The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The standard is effective for interim and annual reporting periods beginning after December 15, 2019. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	March 31, 2020	December 31, 2019
Reconciliation of cash and cash equivalents and restricted cash:
Current assets:
Cash and cash equivalents	$20,623	$16,685
Restricted cash	—	1,424

Total cash and cash equivalents and restricted cash	$20,623	$18,109

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

As of December 31, 2019, restricted cash amounted to $1,424 and related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Containers’ credit facilities.

NOTE 4: VESSELS, NET

Vessels consist of the following:

Vessels	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$348,639	$(5,946)	$342,693
Additions	62,513	—	62,513
Depreciation	—	(9,585)	(9,585)

Balance December 31, 2019	$411,152	$(15,531)	$395,621
Additions/ Transfers to other assets	(712)	—	(712)
Depreciation	—	(2,571)	(2,571)

Balance March 31, 2020	$410,440	$(18,102)	$392,338

Acquisition of Vessels

2019

On April 23, 2019, the Company purchased from an unrelated third party the Navios Constellation, a 2011-built 10,000 TEU containership, for an acquisition cost of $53,360 (including $860 capitalized expenses), pursuant to the exercise of its purchase option in January 2019, based on the memorandum of agreement entered into in November 2018.

NOTE 5: INTANGIBLE ASSETS

Time charters with favorable terms consist of the charter out contracts acquired in relation to containerships purchased and are analyzed as following:

Time charters with favorable terms	March 31, 2020	December 31, 2019
Acquisition cost	$71,535	$71,535
Accumulated amortization	(69,734)	(65,247)

Time charters with favorable terms net book value	$1,801	$6,288

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars except unit and per unit data)

Amortization expense for the three month periods ended March 31, 2020 and 2019 amounted to $4,487 and $5,034, respectively, and is presented under the caption “Depreciation and amortization” in the condensed consolidated statements of income.

The remaining aggregate amortization of acquired intangibles as of March 31, 2020 was as follows:

Description	Within one year	Year Two	Total
Time charters with favorable terms	$1,801	$—	$1,801

Total amortization	$1,801	$—	$1,801

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average remaining useful lives for time charters with favorable terms are 0.2 years.

NOTE 6: BORROWINGS

Borrowings consist of the following:

Navios Containers credit facilities	March 31, 2020	December 31, 2019
Secured credit facilities	$65,056	$154,819
Sellers’ Credit	—	15,000

Total loans	$65,056	$169,819
Financial liabilities	196,340	79,391

Total borrowings	$261,396	$249,210

Total borrowings	March 31, 2020	December 31, 2019
Total borrowings	$261,396	$249,210
Less: current portion of long-term debt	(10,596)	(38,496)
Less: current portion of financial liabilities	(21,969)	(8,237)
Less: Deferred financing costs	(4,723)	(3,552)

Total long-term borrowings, net	$224,108	$198,925

Secured credit facilities: As of March 31, 2020, the Company had secured credit facilities with various banks with a total outstanding balance of $65,056. The purpose of the facilities was to finance the acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.00% to 3.50% per annum. The facilities are repayable in quarterly installments, followed by balloon payments with maturities, ranging from December 2022 to June 2024. See also the maturity table included below.

Sellers’ Credit: In January 2019, the Company entered into a sellers’ credit agreement (the “Sellers’ Credit”) in connection with the acquisition of two 10,000 TEU containerships, for an amount of up to $20,000 at a rate of 5% per annum, divided in two tranches of $15,000 and $5,000. On April 23, 2019, following the acquisition of one 2011-built 10,000 TEU containership, the Company drew $15,000, net of discount of $150. In July 2019, following the conversion of the purchase obligation of the second 2011-built 10,000 TEU containership into an option, the second tranche expired. The Sellers’ Credit was repaid in full, in January 2020.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars except unit and per unit data)

Financial liabilities: On May 25, 2018, the Company entered into a $119,000 sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd to refinance the outstanding balance of the existing facilities of 18 containerships. The Company has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, the Company completed the sale and leaseback of the first six vessels for $37,500. On July 27, 2018 and on August 29, 2018, the Company completed the sale and leaseback of four additional vessels for $26,000. On November 9, 2018, the Company completed the sale and leaseback of four additional vessels for $26,700. The Company did not proceed with the sale and leaseback transaction of the four remaining vessels. The Company is obligated to make 60 monthly payments in respect of all 14 vessels. The Company also has an obligation to purchase the vessels at the end of the fifth year for $45,100. As of March 31, 2020, the outstanding balance under this sale and leaseback transaction was $77,280.

On March 11, 2020, the Company completed a $119,060 sale and leaseback transaction with Bank of Communications Financial Leasing Co., Ltd , Limited to refinance the outstanding balance of the existing facilities of the Navios Unison, the Navios Constellation, the Navios Unite and the Navios Utmost. The Company has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. The Company drew the entire amount on March 13, 2020, net of discount of $1,191. The sale and leaseback agreement: (i) is repayable in 28 quarterly installments, matures in March 2027 and bears interest at LIBOR plus 310 bps per annum for the Navios Unison and the Navios Constellation; (ii) is repayable in 20 quarterly installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the Navios Unite and the Navios Utmost. The Company also has an obligation at maturity to purchase: (i) the Navios Unison and the Navios Constellation for $25,500, in the aggregate; and (ii) the Navios Unite and the Navios Utmost for $18,000, in the aggregate. As of March 31, 2020, the outstanding balance under this sale and leaseback transaction was $119,060.

Amounts drawn under the facilities are secured by first priority mortgages on the Company’s vessels. The credit facilities and financial liabilities contain a number of restrictive covenants that limit Navios Containers and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the Company’s vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any units of its capital or declaring or paying any distributions; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and financial liabilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

The Company’s credit facilities and financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a value to loan ratio ranging from 111% to 135%; (ii) minimum free consolidated liquidity equal to at least the product of $500 and the total number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of liabilities-to-assets (as defined in the Company’s credit facilities and financial liabilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $50,000. Among other events, it will be an event of default under the Company’s credit facilities and financial liabilities if the financial covenants are not complied with.

In addition, it is a requirement under the credit facilities and financial liabilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 20% of the Company.

As of March 31, 2020, the Company was in compliance with its covenants.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars except unit and per unit data)

The annualized weighted average interest rates of the Company’s total borrowings were 5.22% and 5.92% for the three month periods ended March 31, 2020 and 2019, respectively.

For the three month periods ended March 31, 2020 and 2019, interest expense amounted to $3,250 and $3,494, respectively, and is presented under the caption “Interest expense and finance cost, net” in the condensed consolidated statements of income.

The maturity table below reflects the principal payments for the next five years of all borrowings of Navios Containers outstanding as of March 31, 2020 based on the repayment schedules of the respective secured credit facilities and financial liabilities (as described above).

Payment due by 12 month period ending
March 31, 2021	$33,962
March 31, 2022	34,164
March 31, 2023	41,220
March 31, 2024	66,652
March 31, 2025 and thereafter	85,398

Total	$261,396

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the condensed consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Balance due from related parties, non-current: The carrying amount of due from related parties non-current reported in the condensed consolidated balance sheet approximates its fair value.

Long-term debt: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. Sellers’ Credit was a fixed rate borrowing and its outstanding balance as at December 31, 2019 approximated its fair value due to its short maturity.

Financial liabilities: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the financial liabilities continues to approximate their fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2020		December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$20,623	$20,623	$16,685	$16,685
Restricted cash	$—	$—	$1,424	$1,424
Balance due from related parties, non-current	$8,436	$8,436	$8,195	$8,195
Long-term debt, including current portion, net	$(62,684)	$(65,056)	$(167,558)	$(169,819)
Financial liabilities, including current portion, net	$(193,989)	$(196,340)	$(78,100)	$(79,391)

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars except unit and per unit data)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at March 31, 2020
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$20,623	$20,623	$—	$—
Balance due from related parties, non-current (1)	$8,436	$—	$8,436	$—
Long-term debt, including current portion, net (2)	$(65,056)	$—	$(65,056)	$—
Financial liabilities, including current portion, net (3)	$(196,340)	$—	$(196,340)	$—

	Fair Value Measurements at December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$16,685	$16,685	$—	$—
Restricted cash	$1,424	$1,424	$—	$—
Balance due from related parties, non-current (1)	$8,195	$—	$8,195	$—
Long-term debt, including current portion, net (2)	$(169,819)	$—	$(169,819)	$—
Financial liabilities, including current portion, net (3)	$(79,391)	$—	$(79,391)	$—

(1)

The fair value of the Company’s receivable from related companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

(2)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(3)

The fair value of the Company’s financial liabilities is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions are recognized in the condensed consolidated financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the condensed consolidated financial statements were prepared. While the ultimate disposition of these actions cannot be predicted with certainty, management does not believe the outcome, individually or in aggregate, of such actions will have a material effect on the Company’s financial position, results of operations or cash flows.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars except unit and per unit data)

In February 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500. In July 2019, the Company converted the obligation to purchase a 2011-built 10,000 TEU containership, into an option. The agreement granted the Company the option and the right of first refusal to acquire the vessel at terms mutually agreed with the seller. During the fourth quarter of 2019, the Company received notice from the sellers to acquire the vessel. Navios Containers did not exercise the option and the containership was sold to a third party. As a result, Navios Containers made a payment of $3,000 to the sellers on April 1, 2020. As of March 31, 2020, the amount of $3,000 relating to the option was presented under the caption “Accrued expenses” in the condensed consolidated balance sheets.

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to a management agreement dated June 7, 2017, as amended on November 23, 2017, April 23, 2018, June 1, 2018 and August 28, 2019 (the “Management Agreement”), the Manager provides commercial and technical management services to the Company’s vessels. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. In August 2019, the Company extended the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Containers in the event the Management Agreement is terminated on or before December 31, 2024. The fee for the ship management services provided by the Manager for the period through December 31, 2019 and the two-year period commencing January 1, 2020 is: (a) $6.1 and $6.2, respectively, daily rate per Container vessel of 3,000 TEU up to 4,999 TEU; (b) $7.4 and $7.8, respectively, daily rate per Container vessel of 8,000 TEU up to 9,999 TEU; (c) $7.4 and $8.3, respectively, daily rate per Container vessel of 10,000 TEU up to 11,999 TEU; and (d) commencing January 1, 2020, $0.1 per vessel daily rate for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed. This fixed daily fee covers all of the vessels operating expenses, other than certain extraordinary fees and costs, as defined in Management Agreement. For the three month periods ended March 31, 2020 and 2019 certain extraordinary fees and costs related to regulatory requirements, under Company’s Management Agreement amounted to $191 and $1,755, respectively, and are presented under the caption “Acquisition of/additions to vessels” in the condensed consolidated statements of cash flows. Drydocking and special survey are paid to the Manager at cost. Total management fees for the three month periods ended March 31, 2020 and 2019, under the respective agreement amounted to $17,192 and $15,723, respectively, and are presented under the caption “Management fees (entirely through related parties transactions)” in the condensed consolidated statements of income.

General & administrative expenses: Pursuant to the administrative services agreement, dated June 7, 2017, as amended on August 28, 2019 (the “Administrative Agreement”), the Manager also provides administrative services to Navios Containers, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. In August 2019, the Company extended the duration of the Administrative Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. The amendment dated August 28, 2019 also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by the Company in the event the Administrative Agreement is terminated on or before December 31, 2024. Total general and administrative fees charged by the Manager for the three month periods ended March 31, 2020 and 2019 amounted to $2,019 and $1,933, respectively, and are presented under the caption “General and administrative expenses” in the condensed consolidated statements of income.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars except unit and per unit data)

Balance due from/to related parties: Balance due from related parties as of March 31, 2020 amounted to $2,837 (Balance due to related parties as of December 31, 2019: $16,586), and the long-term receivable amounted to $8,436 (December 31, 2019: $8,195). The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as management fees, in accordance with the Management Agreement.

Omnibus Agreement: On June 7, 2017, the Company entered into an omnibus agreement with Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Holdings and Navios Partners pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future (the “Omnibus Agreement”). The Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with the Company under specified circumstances.

General partner: In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interests in Navios Containers to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with the Company’s Chairman and Chief Executive Officer, Angeliki Frangou

NOTE 10: SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues. The Company does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

The following table sets out operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

	Three Month Period Ended March 31, 2020	Three Month Period Ended March 31, 2019
Asia	$25,765	$22,417
Europe	14,496	9,415

Total Revenue	$40,261	$31,832

NOTE 11: EARNINGS PER UNIT

The unit and per unit data included in the accompanying condensed consolidated financial statements have been restated for the periods presented to reflect the Company’s conversion to a limited partnership, as discussed in Note 1.

Earnings per unit is calculated by dividing net income available to common unitholders by the weighted average number of common units of Navios Containers outstanding during the period.

The general partner interest is a non-economic interest, meaning the Company’s general partner, Navios Maritime Containers GP LLC, does not participate in the Company’s distributions, profits or losses by reason of owning its general partner interest.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended March 31, 2020	Three Month Period Ended March 31, 2019
Numerator
Net income	$5,009	$53

Denominator:
Denominator for basic and diluted earnings per common unit—weighted average number of common units	34,603,100	34,603,100

Basic and diluted net earnings per common unit	$0.14	$0.00

NOTE 12: PARTNERS’ CAPITAL

Navios Containers

Common units represent limited partnership interests in the Company. The holders of common units are entitled to participate pro rata in distributions from the Company and to exercise the rights or privileges that are available to common unit holders under the Company’s partnership agreement. The common unit holders have limited voting rights. The vote of the holders of at least 75% of all outstanding common units is required to remove the general partner.

In March 2019, the Board of Directors authorized a unit repurchase program for up to $10,000 of the Company’s common units over a one-year period. The repurchase program has expired under its terms. Common unit repurchases could have been made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program would have been determined by Company’s management based upon market conditions and other factors. Repurchases would have been made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number of units of common equity and could have been suspended or reinstated at any time in the Company’s discretion and without notice. As of its expiration, no common units were purchased under this program. The Board of Directors may consider another Common Unit repurchase program or Common Unit repurchases, in its discretion, depending upon the Company’s cash position, the market price of the Common Units and other relevant factors.

NOTE 13: SUBSEQUENT EVENTS

The continued spread of the COVID-19 pandemic is affecting global economies and may affect the Company’s operations and those of third parties on which the Company relies, including by causing disruptions with a broad range of unavoidable consequences for the shipping industry, which might negatively affect the Company’s business, financial performance and results of operations. An estimate of any future impact cannot be made at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME CONTAINERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: May 27, 2020